[redacted]

09056093

SECURITIES AND EXCH...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Chao **201-352-4596**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

We, Peter Stipp and William Frey, affirm that, to the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc. as of December 31, 2008 and for the year ended are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $1,608,401 credits $12,759).

February 27, 2009
Signature Date
Peter Stipp

Head of Operations
Managing Director
UBS Financial Services, Inc
Title

February 27, 2009
Signature Date
William Frey

Chief Financial Officer
Managing Director
UBS Financial Services, Inc
Title

STATE OF NEW JERSEY

Sworn to before me this
27th day of February 2009

ANGELA CRAVOTTA
Notary Public of New Jersey
Commission Expires 4/3/2011

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2009

UBS Financial Services Inc.
Consolidated Statement of Financial Condition
December 31, 2008
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	465,203
Cash and securities segregated and on deposit for federal and other regulations		2,544,425
Financial instruments owned, at fair value		1,410,692
Securities purchased under agreements to resell		7,039,670
Securities borrowed		732,433
Receivables:		
Clients (net of allowance for doubtful accounts of $5,223)		2,924,043
Brokers and dealers		490,311
Dividends and interest		38,727
Fees and other		85,249
Receivable from affiliated companies		172,768
Investment in affiliate		335,000
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $713,586)		449,029
Goodwill		547,510
Intangible (net of accumulated amortization of $36,832)		129,867
Other assets		1,798,413
Total assets	$	19,163,340
Liabilities and stockholder's equity		
Financial instruments sold, not yet purchased, at fair value	$	21,789
Securities sold under agreements to repurchase		5,187,205
Securities loaned		257,402
Payables:		
Clients (including free credit balances of $2,198,757)		3,603,753
Brokers and dealers		388,994
Dividends and interest		59,264
Other liabilities and accrued expenses		1,727,828
Accrued compensation and benefits		1,224,502
Payable to affiliated companies		2,156,044
		14,626,781
Long-term borrowings		155,000
Commitments and contingencies (Note 9)		
Subordinated liabilities		2,380,000
Stockholder's equity		2,001,559
Total liabilities and stockholder's equity	$	19,163,340

See Notes to Consolidated Statement of Financial Condition.

(In thousands of dollars)

Note (1) Organization

The consolidated statement of financial condition includes the accounts of UBS Financial Services Inc. and its wholly owned subsidiaries (collectively, "UBSFSI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in one principal line of business that of serving the investment and capital needs of individual and institutional clients. The Company is a securities firm operating predominantly in the United States and Puerto Rico.

Note (2) Summary of Significant Accounting Policies

Basis of Presentation
The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements
In September 2006, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. The Company adopted the provision of SFAS No. 157 for financial assets and liabilities on January 1, 2008, as required. Pursuant to FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157", the Company elected to defer the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities until fiscal year 2009.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active". FSP FAS 157-3 clarifies the application of SFAS No. 157, "Fair Value Measurements" when the market for the asset is not active. Application issues include the consideration of the (i) reporting entity's own assumptions, (ii) available observable inputs and (iii) use of market quotes in an inactive market. The FSP became effective upon issuance, including prior periods for which financial statements have not been issued. The Company adopted FSP FIN 157-3 for the year ended December 31, 2008. The adoption of FSP FIN 157-3 did not have a material impact on the Company's consolidated statement of financial condition.

(In thousands of dollars)

Note (2) Summary of Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The adoption of SFAS No. 159 did not have a material impact on the Company's consolidated statement of financial condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141 (R) and SFAS No. 160 are not expected to have a material impact on the Company's consolidated statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 is effective for the fiscal years beginning after November 15, 2008. The Company is currently assessing the impact SFAS No. 161 will have on the Company's consolidated statement of financial condition.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets". FSP FAS 142-3 removes the requirement of SFAS No. 142, "Goodwill and Other Intangible Assets" for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact FSP FAS 142-3 will have on the Company's consolidated statement of financial condition.

(In thousands of dollars)

Note (2) Summary of Significant Accounting Policies (continued)

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities about Transfers of Financial Assets and Interest in Variable Interest Entities". This FSP amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", to require reporting entities to provide additional disclosures about their involvement with variable interest entities including sponsors of variable interest entities that have an insignificant interest. The FSP is effective for the first interim or annual reporting period ending after December 15, 2008. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have a material impact on the Company's consolidated statement of financial condition.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". This FSP amends SFAS No. 132 to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. These required disclosures are similar to the disclosure requirements in SFAS No. 157, "Fair Value Measurement". FSP FAS 132(R)-1 also replaces the requirement to disclose the percentage of the fair value of total plan assets with a requirement to disclose the fair value of each major asset category. The FSP is effective for fiscal years ending after December 15, 2009. The Company is currently assessing the impact FSP FAS 132(R)-1 will have on the Company's consolidated statement of financial condition.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased
Financial Instruments owned and financial instruments sold, not yet purchased, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the financial instruments sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Note (2) Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments
A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the consolidated statement of financial condition in financial instruments owned or financial instruments sold, not yet purchased. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions
Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

(In thousands of dollars)

Note (2) Summary of Significant Accounting Policies (continued)

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty in the consolidated statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2008, the Company obtained and had available securities with a fair value of approximately $15,331,602 on such terms, of which approximately $8,321,154 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Revenues

Commission income is recognized on settlement date. Recording commissions on a trade date basis would not have a material effect. Asset management and investment banking fees are recognized in the period in which they are earned.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes".

Note (2) Summary of Significant Accounting Policies (continued)

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal, state and local, and foreign taxes are provided for on a separate return basis.

Tax benefits associated with share-based compensation
SFAS No. 123(R), "Share-Based Payment", states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. Currently, the Company's taxable income, without regard to the excess deduction, is less than the amount of current excess deductions, and accordingly, the benefit recorded in the current year is limited.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Goodwill
Goodwill and intangible assets with indefinite lives are not amortized but must be tested annually for impairment. Identifiable intantible assets with finite lives are amortized over their useful life.

Note (3) Fair Value Measurement

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement considers attributes specific to an asset or liability, for example restrictions, if any, on the sale or use of the asset at the measurement date.

The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

For financial instruments which are quoted in an active market, fair value is determined directly from those quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those quotes represent actual and regularly occurring market transactions on an arm's length basis.

For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques based wherever possible on assumptions supported by observable market prices or rates existing at the measurement date. This is the case for the majority of OTC derivatives and for many unquoted instruments and other items which are not traded in active markets.

For a portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is the case for certain complex or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are believed by management to be reasonable assumptions, based on market conditions.

Note (3) Fair Value Measurement (continued)

Financial instruments are valued at the bid price for long positions and the offer price for short positions. For financial instruments with offsetting market risks, the mid-market price is used to determine fair value. Where a residual exposure exists, a mid-to-bid or mid-to-offer valuation adjustment is recorded. In an attempt to increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy outlined in SFAS No.157 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (level 1) and the lowest priority to unobservable inputs (level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number factors specific to the financial instrument.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

(In thousands of dollars)

Note (3) Fair Value Measurement (continued)

At December 31, 2008, the financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial Instruments Owned:				
Commercial paper and other short-term debt	$ 754,825	$ -	$ -	$ 754,825
U.S. government and agency securities	148,042	-	-	148,042
Equity securities	30,215	48,720	-	78,935
Mortgage-backed securities	55	3,641	-	3,696
State and municipal obligations	421,566	-		421,566
Corporate debt obligations	-	3,628	-	3,628
	$ 1,354,703	$ 55,989	$ -	$ 1,410,692
Financial Instruments Sold, Not Yet Purchased:				
Equity securities	$ 12,690	$ -	$ -	$ 12,690
U.S. government and agency securities	45	-	-	45
State and municipal obligations	5,011	-	-	5,011
Mortgage-backed securities	-	3,316	-	3,316
Corporate debt obligations	-	727	-	727
	$ 17,746	$ 4,043	$ -	$ 21,789

In addition, the Company has investments in exchange memberships in the amount of $4,512 which are accounted for as level 1 assets. This amount is included in other assets in the accompanying statement of financial condition.

(In thousands of dollars)

Note (4) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2008, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Securities purchased under agreements to resell	$3,079,564
Securities borrowed	732,433
Cash and securities segregated and on deposit for federal and other regulations	2,544,425
Receivable from affiliated companies	172,768
Liabilities	
Securities sold under agreements to repurchase	$2,020,702
Securities loaned	257,402
Payable to affiliated companies	2,156,044
Subordinated liabilities	2,380,000
Long-term borrowings	155,000

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

Included in cash and securities segregated and on deposit for federal and other regulations on the consolidated financial statement are $2,407,500 of securities purchased under agreements to resell with an affiliate, UBS Securities LLC ("UBSS LLC"), which are maintained in a special reserve account, at a third party bank, pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3. In addition, cash and securities segregated and on deposit for federal and other regulations includes $231,621 for cash and securities sent to UBSS LLC and maintained in a special reserve account.

A substantial portion of the payable to affiliated companies represents amounts due to UBS Cayman Ltd., which facilitates the funding between UBSFSI and affiliates.

Pursuant to service level arrangements, the Company receives and provides certain services from and to affiliates. The significant arrangements in which the Company receives services include an agreement with UBS Services USA LLC for administrative and operational support services, and agreements with UBSS LLC and UBS for operational support services and securities research services. The significant arrangements where the Company provides services to affiliates include agreements with UBS Bank USA and UBS International Inc.

(In thousands of dollars)

Note (4) Related Party Transactions (continued)

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through UBSS LLC.

In October 2008, the Company assumed the retail trading operations of the municipal securities business, including secondary activities, which was previously being conducted by its affiliate UBSS LLC. In connection therewith, approximately $280,000 in municipal securities positions were sold from UBSS LLC to the Company at fair value for cash.

In December 2008, the Company sold its interest in interest bearing employee promissory notes in the amount of $470,180 to an affiliated entity. The notes were sold at fair value for cash.

The Company did not pay any dividends to UBS Americas during the year ended December 31, 2008.

Note (5) Short-Term Borrowings

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

Note (6) Long-Term Borrowings

At December 31, 2008, the total amount of secured promissory notes due to UBS Americas is $155,000 (the "Notes"). The amounts of $105,000 and $50,000 are due on October 31, 2010 and June 29, 2011, respectively. The Notes bear interest from the closing dates on the unpaid principal amount thereof at a rate per annum equal to the USD overnight LIBOR as posted daily by the British Bankers Association. These Notes are classified as long-term borrowings, collateralized by certain assets of the Company, totaling $363,057 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with net capital rules as discussed in Note (11), $155,000 of such assets are included as allowable assets in the calculation of regulatory capital.

(In thousands of dollars)

Note (7) Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSFSI and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSFSI up to a maximum of $2,500,000, from time to time, until March 1, 2009. In addition, each loan shall have a March 1, 2010 maturity date and bear interest at a rate based upon USD overnight LIBOR as posted daily by the British Bankers Association. At December 31, 2008, there was $2,305,000 outstanding which is due March 1, 2010.

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBS FSI of PR and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBS FSI of PR up to a maximum of $75,000 from time to time until March 31, 2012. At December 31, 2008, there was $75,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD overnight LIBOR, as posted daily by the British Bankers Association.

These loans are subordinated to claims of general creditors, is covered by an agreement approved by the FINRA and other regulatory authorities and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital
Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note (8) Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business area is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and aids in setting and monitoring risk policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies. Market risk modeling is based on estimating potential loss through models such as value-at-risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

Note (8) Risk Management (continued)

Credit Risk in Proprietary Transactions

Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, and U.S. government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2008, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2008 were settled without material adverse effect.

(In thousands of dollars)

Note (8) Risk Management (continued)

Concentrations of Credit Risk
Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with affiliates and other financial institutions including banks, brokers and dealers, investment funds and insurance companies.

Operational Risk
Operational risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an operational risk framework which incorporates various control mechanisms. The framework involves various oversight functions, such as risk, audit, accounting, controllers, legal and compliance. Certain of these functions are performed by affiliates on the Company's behalf.

Note (9) Commitments and Contingencies

Leases
The Company leases office space and equipment under noncancelable operating and capital lease agreements which expire at various dates through 2023.

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Receipts
2009	$ 186,100	$ 29,017
2010	166,747	28,889
2011	152,526	29,089
2012	141,413	29,508
2013	131,145	29,234

(In thousands of dollars)

Thereafter	584,302	112,302
	$1,362,233	$ 258,039

Note (9) Commitments and Contingencies (continued)

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Other Commitments and Contingencies

At December 31, 2008 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $79,138, which approximate fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2008, the Company had outstanding $194,274 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments in its subsidiary, UBS FSI PR. Settlement of these transactions at December 31, 2008 would not have had a material impact.

On August 8, 2008, UBS agreed on and announced a settlement in principle with the New York Attorney General, the Massachusetts Securities Division, the SEC and other state regulatory agencies represented by the North American Securities Administrators Association to restore liquidity with respect to clients' holdings of auction rate securities ("ARS"). The agreement obligates UBS to offer to repurchase at par non-bank and non-broker dealer clients' holdings of ARS during specified future periods, to pay a fine totaling $150,000 to state regulatory agencies (to be borne by the Company) and to reimburse identified clients for losses incurred from sales of ARS holdings between February 13, 2008 and August 8, 2008.

On August 8, 2008, the Company entered into an Auction Rate Securities Purchase Agreement with the UBSS LLC. Under terms of the agreement, the Company will sell ARS to UBSS LLC which the Company acquires from its clients under the terms of the regulatory settlement. The Company sold approximately $4.475 billion to UBSS LLC. On October 7, 2008, UBS commenced a rights offering and assumed responsibility of the future commitments associated with ARS.

Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, in the opinion of management of the Company, after consultation with various counsel handling the matters, any additional liability is not expected to have a material adverse effect on the consolidated statement of financial condition.

(In thousands of dollars)

Note (10) Stockholder's Equity

There are one hundred shares authorized, issued and outstanding of one dollar par value common stock.

On August 7, 2008, the Company received a cash contribution in the amount of $1,300,000 from UBS Americas in exchange for additional common equity.

Note (11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c-3-1) and the New York Stock Exchange ("NYSE") Growth and Business Reduction capital requirements. Under the alternative method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company's net capital of $945,847 was 23.96% of its December 31, 2008 aggregate debit items and its net capital in excess of the minimum required was $847,448. Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC, NYSE and FINRA.

Note (12) Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan. These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. These new hire awards are expensed over the vesting periods.

(In thousands of dollars)

Select employees are eligible to receive a portion of their award in alternative investment vehicles ("AIVs"). Awards granted in the form of AIVs are settled in cash.

Note (12) Employee Incentive Awards (continued)

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during the year ended ended December 31, 2008 was determined using the following assumptions (CHF):

	Weighted Average	Range Low	Range High
Expected volatility (%)	33.86	30.00	49.32
Risk free interest rate (%)	2.83	1.74	3.27
Expected dividend	1.66	1.10	2.57
Strike price	30.11	14.47	46.02
Share price	28.05	14.47	43.61

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions,

(In thousands of dollars)

generally over a six to ten year period. The awards and related interest are expensed on a straight line basis over the vesting period.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

Note (13) Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI ("the Plan"), which was frozen in 1998.

The following table shows the changes in the projected benefit obligation and fair value of plan assets during 2008, as well as the funded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2008:

Change in Benefit Obligation:		
Benefit obligation at beginning of year	$	716,907
Service cost		5,987
Interest cost		45,154
Actuarial gain		(25,885)
Benefits paid		(50,322)
Benefit obligation at end of year	$	691,841
Change in Plan Assets:		
Fair value of Plan assets at beginning of year	$	648,691
Expected return on assets		53,250
Plan asset loss		(199,625)
Company contributions		125,000
Benefits paid		(50,322)
Fair value of Plan assets at end of year		576,994
Funded status at end of year	$	(114,847)

(In thousands of dollars)

Note (13) Employee Benefit Plans (continued)

The measurement date was December 31, 2008. The accumulated benefit obligation was $689,212 for the year ended December 31, 2008.

For 2008, the benefit obligation for the Plan was determined using an assumed discount rate of 7% and an assumed rate of compensation increase of 4%. The weighted-average assumed rate of return on Plan assets was 8.5%. The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets.

The underfunded status of the plan of $114,847 at December 31, 2008 is recognized in the accompanying consolidated statement of financial condition in accrued compensation and benefits as long-term accrued pension liability.

The prior service cost and actuarial loss that are included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2008 is $0 and $7,322 ($4,331 net of tax), respectively.

UBSFSI Pension Plan's weighted average asset allocation at December 31, 2008 by asset category are as follows:

Asset Category	
Equity securities*	43%
Debt securities*	33%
Other	24%
Total	100%

*In the year ended December 31, 2008 there were no direct investments in UBS stock or debt included in the equity or debt securities components.

Investment Policies and Strategies
The Plan's long-term asset allocation target is 65% equity securities and 35% fixed income securities with a range of plus or minus 5%. The equity allocation includes U.S. equity of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption
A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

(In thousands of dollars)

Note (13) Employee Benefit Plans (continued)

Contributions
In December 2008, the Company contributed $125,000 to the Plan. This will be evaluated on a quarterly basis and is subject to change.

Estimated Future Benefit Payments:
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments	PostRetirement Medical/Life Benefit Payments
2009	$ 50,322	$ 952
2010	38,405	1,532
2011	41,093	1,501
2012	44,729	1,265
2013	48,038	1,281
Years 2014 – 2018	280,280	7,236

PostRetirement Medical and Life Plans
The underfunded status of the plan of $14,993 at December 31, 2008 is recognized in the accompanying consolidated statement of financial condition as $14,041 as a long-term accrued pension liability and $952 as a current liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2008.

The following table shows the impact of a 1% change in medical trend rate:

1% increase	
Effect on total service and interest cost	$ 49
Effect on postretirement benefit obligation	252
1% decrease	
Effect on total service and interest cost	(45)
Effect on postretirement benefit obligation	(236)

Other Benefit Plans
Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan. UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

(In thousands of dollars)

Note (14) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with SFAS No. 109, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for certain of its federal, state and local and foreign deferred tax assets, and accordingly, a valuation allowance of $1,019,888 has been recorded.

The components of the Company's deferred tax assets and liabilities as of December 31, 2008 were as follows:

Deferred tax assets:	
Employee benefits	$ 720,835
Accelerated income and deferred deductions	469,761
Book over tax depreciation	43,835
Valuation of trading assets and investments	23,917
Net Operating Loss carryforward	171,730
Sub - total	1,430,078
Valuation Allowance	(1,019,888)
Total deferred tax assets	410,190
Deferred tax liabilities:	
Accelerated deductions and deferred income	238,767
Total deferred tax liabilities	238,767
Net deferred tax asset	$ 171,423

At December 31, 2008 the Company's net operating loss carryforwards for federal and state and local income tax purposes will begin to expire in 2028 and 2018, respectively. For state and local tax purposes, there is generally no carryback allowed.

(In thousands of dollars)

Note (14) Income Taxes (continued)

The effective tax rate for the Company differs from the statutory federal rate primarily due to the valuation allowance on certain of the Company's federal, state and local and foreign deferred tax assets, the difference between book and tax basis of an investment, state and local taxes and non-deductible penalties offset by the release of reserves for federal and state and local risks.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Total
Balance of unrecognized tax benefits as of January 1, 2008	$ 146,066
Gross increases in tax positions taken during prior periods	23,823
Gross decreases in tax positions taken during prior periods	(37,983)
Gross increases in tax positions taken during current period	-
Gross decreases in tax positions taken during current period	-
Decreases due to settlements with tax authorities	-
Decreases due to lapse of statue of limitations	-
Balance of unrecognized tax benefits as at December 31, 2008	$ 131,906
Total amount of unrecognized tax benefits that, if recognized would affect the tax rate	$ 38,253
Total interest and penalties recognized on the consolidated statement of income	$ 3,478
Total interest and penalties recognized on the consolidated statement of financial condition	$ 65,405

The Company is a member of a consolidated group that files a consolidated federal income tax return and both combined and stand alone state and local income tax returns in various jurisdictions. As of December 31, 2008, the consolidated group of which the Company is a member remains under examination by the Internal Revenue Services ("IRS") for the tax yeasrs 2000 through 2004. There are various state and local jurisdictions under audit for the tax years 1997 through 2006.

The IRS examination was determined to be "effectively settled" during 2008, and is anticipated to be completed by the end of 2009. Regarding the audit, the IRS has proposed adjustments which relate to related party fees, partnership income and other expenses. The Company believes that at the completion of the audit, it is reasonably possible that unrecognized tax benefit will decrease by appoximately $19,000 by the end of 2009. As the completion of the IRS audit examination will affect the unrecognized tax benefits related to the state and local jurisdictions, the Company believes that such unrecognized tax benefits will decrease by approximately $4,800.

Note (15) Subsequent Event

At December 31, 2008, the Company had an investment in affiliate in the amount of $335,000. On February 27, 2009, the Company sold its ownership interest in this investment to UBS Americas in exchange for a cash payment of $335,000.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Inc.
(a subsidiary of UBS Americas Inc.)

December 31, 2008
with Report of Independent Registered Public Accounting Firm